FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

EXHIBIT LIST

99.1     Consolidated Financial Statements for the Six Months ended June 30, 2018
99.2     Management Discussion and Analysis for the Six Months ended June 30, 2018
99.3     Certification of Interim Filings - CEO
99.4     Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)

Date:  August 10, 2018
/s/  Bradford Cooke

Bradford Cooke
Chief Executive Officer